

Ugo Nduaguba · 3rd
Partner at Token Metrics Ventures
Denver, Colorado, United States · **Contact info**
500+ connections

 Token Metrics Ventures

 Rice University

Experience


Partner
Token Metrics Ventures · Full-time
Aug 2021 – Present · 2 mos
Austin, Texas Metropolitan Area

Strategy and deal sourcing for Token Metrics Hedgefund


Board Member
Token Metrics
Apr 2019 – Present · 2 yrs 6 mos


Managing Partner
100X Advisors
Apr 2018 – Jun 2020 · 2 yrs 3 mos
US

Leverage strong global network and strategic partners to grow an incubator and advisory firm, focused on rapidly accelerating early stage startups through unique marketing, branding and content creation. Generated revenue of $2mm plus last year and first year of creation


SR Financial Analyst
DCP Midstream
Mar 2014 – Sep 2017 · 3 yrs 7 mos
Greater Denver Area

Managed six assets generating $120 Million annually. structured operations by creating long term forecasts, benchmarks and market analysis for the assets.

In addition, I performed Ad-hoc requests to determine profitability of new projects ...see more


Accountant and Financial Analyst
HCA Healthcare
Feb 2012 – Mar 2014 · 2 yrs 2 mos
Houston, Texas Area

Prepared reports which summarized hospital business operations and financial position in areas of income, expenses, and patient stay volume based on past, present and budgeted numbers.

...see more

Show 1 more experience ⌄

Education


Rice University
BA, Business Economics
2007 – 2011
Activities and Societies: Rice Track and Field, Rice Consulting Club Rice Investment Club


University of Houston
Master of Business Administration (M.B.A.), MBA

2013 – 2016